Index

Part I
FINANCIAL INFORMATION

Item 1. Financial Statements	Exhibit 99.1
ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Financial Condition
(in thousands, except unit amounts)

	September 30, 2015	December 31, 2014
	(unaudited)
ASSETS
Cash and cash equivalents	$654,711	$555,503
Cash and securities, at fair value (cost: $381,486 and $476,275)	381,584	476,277
Receivables, net:
Brokers and dealers	369,911	378,467
Brokerage clients	1,291,870	1,243,667
Fees	257,726	292,901
Investments:
Long-term incentive compensation-related	76,026	98,779
Other	604,614	664,696
Furniture, equipment and leasehold improvements, net	155,461	160,956
Goodwill	3,044,807	3,044,807
Intangible assets, net	152,155	171,407
Deferred sales commissions, net	108,681	118,290
Other assets	234,797	172,703
Total assets	$7,332,343	$7,378,453

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND CAPITAL
Liabilities:
Payables:
Brokers and dealers	$295,236	$302,484
Securities sold not yet purchased	30,709	88,902
Brokerage clients	1,481,936	1,501,227
AB mutual funds	95,399	141,132
Accounts payable and accrued expenses	429,502	432,355
Accrued compensation and benefits	645,883	291,000
Debt	356,951	488,988
Total liabilities	3,335,616	3,246,088

Commitments and contingencies (See Note 12)

Redeemable non-controlling interest	13,203	16,504

Capital:
General Partner	40,162	41,381
Limited partners: 270,030,040 and 273,040,452 units issued and outstanding	4,057,985	4,176,637
Receivables from affiliates	(16,282)	(16,359)
AB Holding Units held for long-term incentive compensation plans	(29,951)	(36,351)
Accumulated other comprehensive loss	(93,409)	(79,843)
Partners’ capital attributable to AB Unitholders	3,958,505	4,085,465
Non-controlling interests in consolidated entities	25,019	30,396
Total capital	3,983,524	4,115,861
Total liabilities, redeemable non-controlling interest and capital	$7,332,343	$7,378,453

See Accompanying Notes to Condensed Consolidated Financial Statements.

Index

ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per unit amounts)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues:
Investment advisory and services fees	$486,286	$496,503	$1,496,198	$1,443,735
Bernstein research services	127,065	112,147	375,021	354,129
Distribution revenues	105,365	115,513	326,399	332,041
Dividend and interest income	5,459	4,744	16,220	13,523
Investment gains (losses)	(10,326)	(6,278)	5,555	(4,891)
Other revenues	25,647	27,589	76,660	81,362
Total revenues	739,496	750,218	2,296,053	2,219,899
Less: Interest expense	803	470	2,052	1,885
Net revenues	738,693	749,748	2,294,001	2,218,014

Expenses:
Employee compensation and benefits	317,560	317,259	981,527	951,764
Promotion and servicing:
Distribution-related payments	96,690	107,859	299,654	308,469
Amortization of deferred sales commissions	12,359	11,234	37,471	29,517
Other	52,789	54,054	167,508	166,635
General and administrative:
General and administrative	107,996	107,967	323,421	321,367
Real estate charges (credits)	1,682	(980)	1,219	457
Contingent payment arrangements	443	476	1,328	1,117
Interest on borrowings	712	620	2,302	2,169
Amortization of intangible assets	6,411	6,551	19,384	18,468
Total expenses	596,642	605,040	1,833,814	1,799,963

Operating income	142,051	144,708	460,187	418,051

Income taxes	10,146	9,410	29,769	27,783

Net income	131,905	135,298	430,418	390,268

Net (loss) income of consolidated entities attributable to non-controlling interests	(3,071)	(4,500)	4,879	(2,690)

Net income attributable to AB Unitholders	$134,976	$139,798	$425,539	$392,958

Net income per AB Unit:
Basic	$0.49	$0.51	$1.55	$1.45
Diluted	$0.49	$0.51	$1.54	$1.44

See Accompanying Notes to Condensed Consolidated Financial Statements.

Index

ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income
(in thousands)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Net income	$131,905	$135,298	$430,418	$390,268
Other comprehensive income (loss):
Foreign currency translation adjustment, before reclassification and tax:	(7,161)	(15,081)	(11,838)	(8,982)
Less: reclassification adjustment for gains included in net income upon liquidation	—	—	1,542	—
Foreign currency translation adjustments, before tax	(7,161)	(15,081)	(13,380)	(8,982)
Income tax expense	—	—	—	—
Foreign currency translation adjustments, net of tax	(7,161)	(15,081)	(13,380)	(8,982)
Unrealized (losses) gains on investments:
Unrealized (losses) gains arising during period	(11)	(36)	(352)	806
Less: reclassification adjustment for gains included in net income	1,270	5	1,270	2
Change in unrealized (losses) gains on investments	(1,281)	(41)	(1,622)	804
Income tax benefit (expense)	420	126	700	(160)
Unrealized (losses) gains on investments, net of tax	(861)	85	(922)	644
Changes in employee benefit related items:
Amortization of prior service cost	—	(1,299)	—	(3,898)
Recognized actuarial gain	251	487	726	1,461
Changes in employee benefit related items	251	(812)	726	(2,437)
Income tax (expense) benefit	(22)	18	(87)	8
Employee benefit related items, net of tax	229	(794)	639	(2,429)
Other comprehensive (loss)	(7,793)	(15,790)	(13,663)	(10,767)
Less: Comprehensive (loss) income in consolidated entities attributable to non-controlling interests	(3,109)	(4,583)	4,782	(2,740)
Comprehensive income attributable to AB Unitholders	$127,221	$124,091	$411,973	$382,241

See Accompanying Notes to Condensed Consolidated Financial Statements.

Index

ALLIANCEBERNSTEIN L.P. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net income	$430,418	$390,268
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred sales commissions	37,471	29,517
Non-cash long-term incentive compensation expense	12,122	15,032
Depreciation and other amortization	42,388	48,245
Unrealized losses on investments	37,438	11,719
Other, net	(11,067)	(9,860)
Changes in assets and liabilities:
Decrease in segregated cash and securities	94,693	474,343
(Increase) in receivables	(1,574)	(413,972)
Decrease (increase) in investments	38,959	(55,820)
(Increase) in deferred sales commissions	(27,862)	(73,265)
(Increase) in other assets	(64,041)	(17,582)
(Decrease) in payables	(125,494)	(214,782)
(Decrease) in accounts payable and accrued expenses	(15,240)	(33,571)
Increase in accrued compensation and benefits	356,083	295,248
Net cash provided by operating activities	804,294	445,520
Cash flows from investing activities:
Purchases of investments	(86)	(670)
Proceeds from sales of investments	4,189	140
Purchases of furniture, equipment and leasehold improvements	(17,084)	(19,626)
Proceeds from sales of furniture, equipment and leasehold improvements	36	240
Purchase of business, net of cash acquired	—	(60,610)
Net cash used in investing activities	(12,945)	(80,526)
Cash flows from financing activities:
(Repayment) issuance of commercial paper, net	(132,843)	90,931
Proceeds from bank loans	—	40,000
Increase (decrease) in overdrafts payable	17,781	(21,462)
Distributions to General Partner and Unitholders	(461,956)	(433,917)
Distributions to non-controlling interests in consolidated entities	(10,159)	(11,375)
Capital contributions from General Partner	947	1,282
Capital contributions to AB Holding	(733)	(1,411)
Payments of contingent payment arrangements/purchase of shares	(4,820)	(669)
Additional investments by AB Holding with proceeds from exercise of compensatory options to buy AB Holding Units	8,979	12,849
Purchases of AB Holding Units to fund long-term incentive compensation plan awards, net	(99,590)	(4,612)
Purchases of AB Units	(802)	(1,375)
Other	(20)	(27)
Net cash used in financing activities	(683,216)	(329,786)

Effect of exchange rate changes on cash and cash equivalents	(8,925)	(10,120)

Net increase in cash and cash equivalents	99,208	25,088
Cash and cash equivalents as of beginning of the period	555,503	509,891
Cash and cash equivalents as of end of the period	$654,711	$534,979

Index

Non-cash investing activities:
Fair value of assets acquired	$—	$87,821
Fair value of liabilities assumed	—	1,342
Fair value of redeemable non-controlling interest recorded	—	16,504
Non-cash financing activities:
Payables recorded under contingent payment arrangements	—	9,365
See Accompanying Notes to Condensed Consolidated Financial Statements.

Index

ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
September 30, 2015
(unaudited)

The words “we” and “our” refer collectively to AllianceBernstein L.P. and its subsidiaries (“AB”), or to their officers and employees. Similarly, the word “company” refers to AB. These statements should be read in conjunction with AB’s audited consolidated financial statements included in AB’s Form 10-K for the year ended December 31, 2014.

1. Business Description Organization and Basis of Presentation

Business Description

We provide research, diversified investment management and related services globally to a broad range of clients. Our principal services include:

•
Institutional Services – servicing our institutional clients, including private and public pension plans, foundations and endowments, insurance companies, central banks and governments worldwide, and affiliates such as AXA and its subsidiaries, by means of separately-managed accounts, sub-advisory relationships, structured products, collective investment trusts, mutual funds, hedge funds and other investment vehicles.

•
Retail Services – servicing our retail clients, primarily by means of retail mutual funds sponsored by AB or an affiliated company, sub-advisory relationships with mutual funds sponsored by third parties, separately-managed account programs sponsored by financial intermediaries worldwide and other investment vehicles.

•
Private Wealth Management Services – servicing our private clients, including high-net-worth individuals and families, trusts and estates, charitable foundations, partnerships, private and family corporations, and other entities (including most institutions for which we manage accounts with less than $25 million in assets), by means of separately-managed accounts, hedge funds, mutual funds and other investment vehicles.

•
Bernstein Research Services – servicing institutional investors, such as pension fund, hedge fund and mutual fund managers, seeking high-quality fundamental research, quantitative services and brokerage-related services in equities and listed options.

We also provide distribution, shareholder servicing, transfer agency services and administrative services to the mutual funds we sponsor.

Our high-quality, in-depth research is the foundation of our business.  Our research disciplines include economic, fundamental equity, fixed income and quantitative research.  In addition, we have experts focused on multi-asset strategies, wealth management and alternative investments.

We provide a broad range of investment services with expertise in:

•	Actively managed equity strategies, with global and regional portfolios across capitalization ranges and investment strategies, including value, growth and core equities;

•Actively managed traditional and unconstrained fixed income strategies, including taxable and tax-exempt strategies;

•Passive management, including index and enhanced index strategies;

•Alternative investments, including hedge funds, fund of funds and private equity (e.g., direct real estate investing); and

•Multi-asset solutions and services, including dynamic asset allocation, customized target-date funds and target-risk funds.

Our services span various investment disciplines, including market capitalization (e.g., large-, mid- and small-cap equities), term (e.g., long-, intermediate- and short-duration debt securities), and geographic location (e.g., U.S., international, global, emerging markets, regional and local), in major markets around the world.

Index

Organization

As of September 30, 2015, AXA, a société anonyme organized under the laws of France and the holding company for an international group of insurance and related financial services companies, through certain of its subsidiaries (“AXA and its subsidiaries”), owned approximately 1.5% of the issued and outstanding units representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding L.P. (“AB Holding Units”).

As of September 30, 2015, the ownership structure of AB, expressed as a percentage of general and limited partnership interests, was as follows:

AXA and its subsidiaries	62.8%
AB Holding	35.8
Unaffiliated holders	1.4
100.0%

AllianceBernstein Corporation (an indirect wholly-owned subsidiary of AXA, “General Partner”) is the general partner of both AllianceBernstein Holding L.P. (“AB Holding”) and AB. AllianceBernstein Corporation owns 100,000 general partnership units in AB Holding and a 1% general partnership interest in AB. Including both the general partnership and limited partnership interests in AB Holding and AB, AXA and its subsidiaries had an approximate 63.4% economic interest in AB as of September 30, 2015.

Basis of Presentation

The interim condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the interim results, have been made. The preparation of the condensed consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the interim reporting periods. Actual results could differ from those estimates. The condensed consolidated statement of financial condition as of December 31, 2014 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements include AB and its majority-owned and/or controlled subsidiaries. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

2.	Accounting Pronouncements

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The amendment is effective retrospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2017. Management currently is evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period. The amendment is effective prospectively or retrospectively for fiscal years (and interim periods within those years) beginning after December 15, 2015 and is not expected to have a material impact on our financial condition or results of operations.

In February 2015, the FASB issued ASU 2015-02, Consolidation – Amendments to the Consolidation Analysis. The amendment is effective retrospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2015. Management currently is evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

Index

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The amendment is effective retrospectively for fiscal years (and interim periods within those years) beginning after December 15, 2015 and is not expected to have a material impact on our financial condition or results of operations.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The only criterion for categorizing investments in the fair value hierarchy will be the observability of the inputs. The amendment is effective retrospectively for fiscal years (and interim periods within those years) beginning after December 15, 2015 and is not expected to have a material impact on our financial condition or results of operations.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, that eliminates the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The amendment is effective prospectively for fiscal years (and interim periods within those years) beginning after December 15, 2015 and is not expected to have a material impact on our financial condition or results of operations.

3.	Long-term Incentive Compensation Plans

We maintain several unfunded, non-qualified long-term incentive compensation plans, under which we grant annual awards to employees, generally in the fourth quarter.

Awards granted in December 2014 and 2013 allowed participants to allocate their awards between restricted AB Holding Units and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award. Each of our employees based outside of the United States (other than expatriates), who received a 2014 or 2013 award of $100,000 or less, could have allocated up to 100% of his or her award to deferred cash. For awards granted in 2014 and 2013, participants allocated their awards prior to the date on which the Compensation Committee granted awards, December 12, 2014 and 2013, respectively. For these awards, the number of AB Holding Units awarded was based on the closing price of an AB Holding Unit on those days. For awards granted in 2014 and 2013:

•	We engaged in open-market purchases of AB Holding Units or purchased newly-issued AB Holding Units from AB Holding that were awarded to participants and held them in a consolidated rabbi trust.

•	Quarterly distributions on vested and unvested AB Holding Units are paid currently to participants, regardless of whether or not a long-term deferral election has been made.

•Interest on deferred cash is accrued monthly based on our monthly weighted average cost of funds.

We recognize compensation expense related to equity compensation grants in the financial statements using the fair value method. Fair value of restricted AB Holding Unit awards is the closing price of an AB Holding Unit on the grant date; fair value of options is determined using the Black-Scholes option valuation model. Under the fair value method, compensatory expense is measured at the grant date based on the estimated fair value of the award and is recognized over the required service period. For year-end long-term incentive compensation awards, employees who resign or are terminated without cause may retain their awards, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and a claw-back for failing to follow existing risk management policies. Because there is no service requirement, we fully expense these awards on grant date. Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements include a required service period. Regardless of whether or not the award agreement includes employee service requirements, AB Holding Units typically are distributed to employees ratably over four years, unless the employee has made a long-term deferral election.

Grants of restricted AB Holding Units and options to buy AB Holding Units typically are awarded during the second quarter to members of the Board of Directors of the General Partner, who are not employed by our company or by any of our affiliates

Index

(“Eligible Directors”). Restricted AB Holding Units are distributed on the third anniversary of the grant date and the options become exercisable ratably over three years. These restricted AB Holding Units and options are not forfeitable (except if the Eligible Director is terminated for “Cause”, as that term is defined in the applicable award agreement). Because there is no service requirement, we fully expense these awards on grant date.

We fund our restricted AB Holding Unit awards either by purchasing AB Holding Units on the open market or purchasing newly-issued AB Holding Units from AB Holding, and then holding all of these AB Holding Units in a consolidated rabbi trust until distributing them to employees or retiring them. In accordance with the Amended and Restated Agreement of Limited Partnership of AB (“AB Partnership Agreement”), when AB purchases newly-issued AB Holding Units from AB Holding, AB Holding is required to use the proceeds it receives from AB to purchase the equivalent number of newly-issued AB Units, thus increasing its percentage ownership interest in AB. AB Holding Units held in the consolidated rabbi trust are corporate assets in the name of the trust and are available to the general creditors of AB.

During the three and nine months ended September 30, 2015, we purchased 3.0 million and 3.8 million AB Holding Units for $82.1 million and $103.4 million, respectively (on a trade date basis). These amounts reflect open-market purchases of 3.0 million and 3.7 million AB Holding Units for $82.1 million and $101.1 million, respectively, with the remainder relating to purchases of AB Holding Units from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards. During the three and nine months ended September 30, 2014, we purchased approximately 0.1 million and 0.2 million AB Holding Units for $1.3 million and $5.4 million, respectively (on a trade date basis). These amounts reflect purchases of AB Holding Units from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards.

Each quarter, we implement plans to repurchase AB Holding Units pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). A Rule 10b5-1 plan allows a company to repurchase its shares at times when it otherwise might be prevented from doing so because of self-imposed trading blackout periods or because it possesses material non-public information. Each broker we select has the authority under the terms and limitations specified in the plan to repurchase AB Holding Units on our behalf in accordance with the terms of the plan. Repurchases are subject to regulations promulgated by the SEC as well as certain price, market volume and timing constraints specified in the plan. The plan adopted during the third quarter of 2015 expired at the close of business on October 21, 2015. We may adopt additional Rule 10b5-1 plans in the future to engage in open-market purchases of AB Holding Units to help fund anticipated obligations under our incentive compensation award program and for other corporate purposes.

During the first nine months of 2015 and 2014, we granted to employees and Eligible Directors 0.3 million and 0.8 million restricted AB Holding Unit awards, respectively. We used AB Holding Units repurchased during the period and newly-issued AB Holding Units to fund these awards.

During the first nine months of 2015 and 2014, AB Holding issued 0.5 million and 0.8 million AB Holding Units, respectively, upon exercise of options to buy AB Holding Units. AB Holding used the proceeds of $9.0 million and $12.8 million, respectively, received from employees as payment in cash for the exercise price to purchase the equivalent number of newly-issued AB Units.

4.	Cash Distributions

AB is required to distribute all of its Available Cash Flow, as defined in the AB Partnership Agreement, to its Unitholders and to the General Partner. Available Cash Flow can be summarized as the cash flow received by AB from operations minus such amounts as the General Partner determines, in its sole discretion, should be retained by AB for use in its business, or plus such amounts as the General Partner determines, in its sole discretion, should be released from previously retained cash flow.

Typically, Available Cash Flow has been the adjusted diluted net income per unit for the quarter multiplied by the number of general and limited partnership interests at the end of the quarter. In future periods, management anticipates that Available Cash Flow will be based on adjusted diluted net income per unit, unless management determines that one or more non-GAAP adjustments that are made for adjusted net income should not be made with respect to the Available Cash Flow calculation.

On October 22, 2015, the General Partner declared a distribution of $0.50 per AB Unit, representing a distribution of Available Cash Flow for the three months ended September 30, 2015. The General Partner, as a result of its 1% general partnership interest, is entitled to receive 1% of each distribution. The distribution is payable on November 19, 2015 to holders of record on November 2, 2015.

Index

Index

5.	Real Estate Charges

During 2010, we performed a comprehensive review of our real estate requirements in New York in connection with our workforce reductions, which commenced in 2008. As a result, during 2010 we decided to sub-lease over 380,000 square feet in New York (all of this space has been sublet) and consolidate our New York-based employees into two office locations from three. During the third quarter of 2012, in an effort to further reduce our global real estate footprint, we completed a comprehensive review of our worldwide office locations and began implementing a global space consolidation plan. As a result, our intention is to sub-lease approximately 510,000 square feet of office space (in excess of 90% of this space has been sublet), more than 70% of which is New York office space (in addition to the 380,000 square foot space reduction in 2010), with the remainder consisting of office space in England, Australia and various U.S. locations.

During the first nine months of 2015, we recorded pre-tax real estate charges of $1.2 million, resulting from a change in estimates related to previously recorded real estate charges.

The activity in the liability account relating to our 2010 and 2012 office space consolidation initiatives for the following periods is as follows:

	Nine Months Ended September 30, 2015	Twelve Months Ended December 31, 2014
	(in thousands)

Balance as of beginning of period	$148,429	$199,527
Expense (credit) incurred	2,258	(4,755)
Payments made	(30,877)	(50,893)
Interest accretion	3,232	4,550
Balance as of end of period	$123,042	$148,429

6.	Net Income per Unit

Basic net income per unit is derived by reducing net income for the 1% general partnership interest and dividing the remaining 99% by the basic weighted average number of units outstanding for each period. Diluted net income per unit is derived by reducing net income for the 1% general partnership interest and dividing the remaining 99% by the total of the diluted weighted average number of units outstanding for each period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands, except per unit amounts)

Net income attributable to AB Unitholders	$134,976	$139,798	$425,539	$392,958

Weighted average units outstanding – basic	271,911	269,372	272,530	268,874
Dilutive effect of compensatory options to buy AB Holding Units	970	1,249	1,113	1,174
Weighted average units outstanding – diluted	272,881	270,621	273,643	270,048
Basic net income per AB Unit	$0.49	$0.51	$1.55	$1.45
Diluted net income per AB Unit	$0.49	$0.51	$1.54	$1.44

For the three and nine months ended September 30, 2015, we excluded 2,771,250 and 2,383,589 options, respectively, from the diluted net income per unit computation due to their anti-dilutive effect. For the three and nine months ended September 30,
2014, we excluded 2,774,117 and 2,806,033 options, respectively, from the diluted net income per unit computation due to their anti-dilutive effect.

7.	Cash and Securities Segregated Under Federal Regulations and Other Requirements

As of September 30, 2015 and December 31, 2014, $0.3 billion and $0.4 billion, respectively, of U.S. Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of brokerage customers of Sanford C. Bernstein & Co., LLC (one of our subsidiaries, “SCB LLC”) under Rule 15c3-3 of the Exchange Act.

AllianceBernstein Investments, Inc. (one of our subsidiaries and the distributor of our U.S. mutual funds, “AllianceBernstein Investments”) maintains several special bank accounts for the exclusive benefit of customers. As of September 30, 2015 and December 31, 2014, $31.6 million and $61.3 million, respectively, of cash was segregated in these bank accounts.

8.	Investments

Investments consist of:
	September 30, 2015	December 31, 2014
	(in thousands)

Available-for-sale (primarily seed capital)	$325	$6,172
Trading:
Long-term incentive compensation-related	57,623	74,095
U.S. Treasury Bills	25,030	28,982
Seed capital	398,656	400,746
Equities	57,458	79,720
Exchange-traded options	11,178	22,290
Investments in limited partnership hedge funds:
Long-term incentive compensation-related	18,403	24,684
Seed capital	25,085	33,951
Consolidated private equity fund (10% seed capital)	24,602	32,604
Private equity (seed capital)	49,503	48,734
Other	12,777	11,497
Total investments	$680,640	$763,475

Total investments related to long-term incentive compensation obligations of $76.0 million and $98.8 million as of September 30, 2015 and December 31, 2014, respectively, consist of company-sponsored mutual funds and hedge funds. For long-term incentive compensation awards granted before 2009, we typically made investments in our services that were notionally elected by plan participants and maintained them (and continue to maintain them) in a consolidated rabbi trust or separate custodial account. The rabbi trust and custodial account enable us to hold such investments separate from our other assets for the purpose of settling our obligations to participants. The investments held in the rabbi trust and custodial account remain available to the general creditors of AB.

The underlying investments of the hedge funds in which we invest include long and short positions in equity securities, fixed income securities (including various agency and non-agency asset-based securities), currencies, commodities and derivatives (including various swaps and forward contracts). These investments are valued at quoted market prices or, where quoted market prices are not available, are fair valued based on the pricing policies and procedures of the underlying funds.

U.S. Treasury Bills, the majority of which are pledged as collateral with clearing organizations, are held by SCB LLC in its investment account. These clearing organizations have the ability by contract or custom to sell or re-pledge this collateral.

We allocate seed capital to our investment teams to help them develop new products and services for our clients. The seed capital trading investments are equity and fixed income products, primarily in the form of separately-managed account portfolios, U.S. mutual funds, Luxembourg funds, Japanese investment trust management funds or Delaware business trusts. We also may allocate seed capital to investments in private equity funds, such as our consolidated venture capital fund, which

Index

holds technology, media, telecommunications, healthcare and clean-tech investments, and a third-party venture capital fund that invests in communications, consumer, digital media, healthcare and information technology markets.

Trading securities also include long positions in corporate equities, an exchange-traded fund and long exchange-traded options traded through our options desk.

The portion of trading gains (losses) for the three and nine months ended September 30, 2015 and 2014 related to trading securities held as of September 30, 2015 and 2014 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands)

Net (losses) gains recognized during the period	$(31,965)	$(14,784)	$(26,613)	$10,985
Less: net gains recognized during the period on trading securities sold during the period	1,059	3,580	7,612	11,446
Unrealized (losses) recognized during the period on trading securities held	$(33,024)	$(18,364)	$(34,225)	$(461)

9.	Derivative Instruments

We enter into various futures, forwards and swaps to economically hedge certain seed capital investments.  Also, we have currency forwards that economically hedge certain cash accounts and exchange-traded futures to economically hedge a foreign investment. In addition, our options desk trades long and short exchange-traded equity options. We do not hold any derivatives designated in a formal hedge relationship under Accounting Standards Codification (“ASC”) 815-10, Derivatives and Hedging.

The notional value and fair value as of September 30, 2015 and December 31, 2014 for derivative instruments (excluding our options desk trading activities discussed below) not designated as hedging instruments were as follows:

		Fair Value
	Notional Value	Asset Derivatives	Liability Derivatives
	(in thousands)
September 30, 2015:
Exchange-traded futures	$140,160	$2,740	$264
Currency forwards	296,794	6,092	3,644
Interest rate swaps	73,565	5,251	6,666
Credit default swaps	29,092	2,322	334
Option swaps	213	81	25
Total return swaps	88,964	2,253	421
Total derivatives	$628,788	$18,739	$11,354

December 31, 2014:
Exchange-traded futures	$149,863	$571	$2,438
Currency forwards	149,282	1,782	333
Interest rate swaps	50,591	1,507	2,679
Credit default swaps	32,745	1,432	110
Option swaps	11	107	88
Total return swaps	125,913	1,388	3,744
Total derivatives	$508,405	$6,787	$9,392

As of September 30, 2015 and December 31, 2014, the derivative assets and liabilities are included in both receivables and payables to brokers and dealers on our condensed consolidated statements of financial condition.

Index

The gains and losses for derivative instruments (excluding our options desk trading activities) for the three and nine months ended September 30, 2015 and 2014 recognized in investment gains (losses) in the condensed consolidated statements of income were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands)

Exchange-traded futures	$16,683	$1,715	$13,124	$(2,681)
Currency forwards	5,900	3,462	8,058	450
Interest rate swaps	(438)	170	(768)	(1,757)
Credit default swaps	422	320	207	(59)
Options swaps	80	(93)	59	(235)
Total return swaps	1,086	(1,154)	(529)	(10,764)
Net gains (losses) on derivative instruments	$23,733	$4,420	$20,151	$(15,046)

We may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. We minimize our counterparty exposure through a credit review and approval process. In addition, we executed various collateral arrangements with counterparties to the over-the-counter derivative transactions that require both pledging and accepting collateral in the form of cash. As of September 30, 2015 and December 31, 2014, we held $5.2 million and $1.0 million, respectively, of cash collateral payable to trade counterparties. This obligation to return cash is reported in payables to brokers and dealers in our condensed consolidated statements of financial condition.

Although notional amount is the most commonly used measure of volume in the derivative market, it is not used as a measure of credit risk. Generally, the current credit exposure of our derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received. A derivative with positive value (a derivative asset) indicates existence of credit risk because the counterparty would owe us if the contract were closed. Alternatively, a derivative contract with negative value (a derivative liability) indicates we would owe money to the counterparty if the contract were closed. Generally, if there is more than one derivative transaction with a single counterparty, a master netting arrangement exists with respect to derivative transactions with that counterparty to provide for aggregate net settlement.

Certain of our standardized contracts for over-the-counter derivative transactions (“ISDA Master Agreements”) contain credit risk related contingent provisions pertaining to each counterparty’s credit rating. In some ISDA Master Agreements, if the counterparty’s credit rating, or in some agreements, our assets under management (“AUM”), falls below a specified threshold, either a default or a termination event permitting the counterparty to terminate the ISDA Master Agreement would be triggered. In all agreements that provide for collateralization, various levels of collateralization of net liability positions are applicable, depending on the credit rating of the counterparty. As of September 30, 2015 and December 31, 2014, we delivered $3.5 million and $13.2 million, respectively, of cash collateral into brokerage accounts. We report this cash collateral in cash and cash equivalents in our condensed consolidated statements of financial condition.

As of September 30, 2015 and December 31, 2014, we held $11.2 million and $22.3 million, respectively, of long exchange-traded equity options, which are classified as trading investments and included in other investments on our condensed consolidated statements of financial condition. In addition, as of September 30, 2015 and December 31, 2014, we held $4.1 million and $7.1 million, respectively, of short exchange-traded equity options, which are included in securities sold not yet purchased on our condensed consolidated statements of financial condition. Our options desk provides our clients with equity derivative strategies and execution for exchange-traded options on single stocks, exchange-traded funds and indices. While predominately agency-based, the options desk may commit capital to facilitate a client’s transaction. Our options desk hedges the risks associated with this activity by taking offsetting positions in equities. For the three and nine months ended September 30, 2015, we recognized $14.1 million and $54.5 million, respectively, of losses on equity options activity. For the three and nine months ended September 30, 2014, we recognized $24.5 million and $114.9 million, respectively, of losses on equity options activity. These losses are recognized in investment gains (losses) in the condensed consolidated statements of income.

Index

10.	Offsetting Assets and Liabilities

Offsetting of assets as of September 30, 2015 and December 31, 2014 was as follows:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount
	(in thousands)
September 30, 2015:
Securities borrowed	$108,044	$—	$108,044	$—	$(108,044)	$—
Derivatives	$18,739	$—	$18,739	$—	$(5,168)	$13,571
Long exchange-traded options	$11,178	$—	$11,178	$—	$—	$11,178
December 31, 2014:
Securities borrowed	$158,147	$—	$158,147	$—	$(158,147)	$—
Derivatives	$6,787	$—	$6,787	$—	$(990)	$5,797
Long exchange-traded options	$22,290	$—	$22,290	$—	$—	$22,290

Offsetting of liabilities as of September 30, 2015 and December 31, 2014 was as follows:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount
	(in thousands)
September 30, 2015:
Securities loaned	$4,751	$—	$4,751	$—	$(4,751)	$—
Derivatives	$11,354	$—	$11,354	$—	$(3,545)	$7,809
Short exchange-traded options	$4,103	$—	$4,103	$—	$—	$4,103
December 31, 2014:
Securities loaned	$33,645	$—	$33,645	$—	$(33,645)	$—
Derivatives	$9,392	$—	$9,392	$—	$(9,392)	$—
Short exchange-traded options	$7,118	$—	$7,118	$—	$—	$7,118

Cash collateral, whether pledged or received on derivative instruments, is not considered material and, accordingly, is not disclosed by counterparty.

Index

11.	Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

•    Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.

•	Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

•
Level 3 –  Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Valuation of our financial instruments by pricing observability levels as of September 30, 2015 and December 31, 2014 was as follows (in thousands):

Index

	Level 1	Level 2	Level 3	Total
September 30, 2015:
Money markets	$261,553	$—	$—	$261,553
U.S. Treasury Bills	—	374,998	—	374,998
Available-for-sale
Equity securities	135	—	—	135
Fixed income securities	190	—	—	190
Trading
Equity securities	320,051	20,962	119	341,132
Fixed income securities	170,572	2,033	—	172,605
Long exchange-traded options	11,178	—	—	11,178
Derivatives	2,740	15,999	—	18,739
Private equity	14,388	—	49,467	63,855
Total assets measured at fair value	$780,807	$413,992	$49,586	$1,244,385

Securities sold not yet purchased
Short equities – corporate	$26,606	$—	$—	$26,606
Short exchange-traded options	4,103	—	—	4,103
Derivatives	264	11,090	—	11,354
Contingent payment arrangements	—	—	38,817	38,817
Total liabilities measured at fair value	$30,973	$11,090	$38,817	$80,880

December 31, 2014:
Money markets	$89,566	$—	$—	$89,566
U.S. Treasury Bills	—	444,152	—	444,152
Available-for-sale
Equity securities	5,951	—	—	5,951
Fixed income securities	221	—	—	221
Trading
Equity securities	387,495	7	—	387,502
Fixed income securities	164,317	2,742	—	167,059
Long exchange-traded options	22,290	—	—	22,290
Derivatives	571	6,216	—	6,787
Private equity	12,162	—	58,926	71,088
Total assets measured at fair value	$682,573	$453,117	$58,926	$1,194,616

Securities sold not yet purchased
Short equities – corporate	$81,784	$—	$—	$81,784
Short exchange-traded options	7,118	—	—	7,118
Derivatives	2,438	6,954	—	9,392
Contingent payment arrangements	—	—	42,436	42,436
Total liabilities measured at fair value	$91,340	$6,954	$42,436	$140,730

We provide below a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

•	Money markets: We invest excess cash in various money market funds that are valued based on quoted prices in active markets; these are included in Level 1 of the valuation hierarchy.

Index

•
Treasury Bills: We hold U.S. Treasury Bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These securities are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

•
Equity and fixed income securities: Our equity and fixed income securities consist principally of company-sponsored mutual funds with net asset values and various separately-managed portfolios consisting primarily of equity and fixed income securities with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy. In addition, some securities are valued based on observable inputs from recognized pricing vendors, which are included in Level 2 of the valuation hierarchy.

•
Derivatives: We hold exchange-traded futures with counterparties that are included in Level 1 of the valuation hierarchy. In addition, we also hold currency forward contracts, interest rate swaps, credit default swaps, option swaps and total return swaps with counterparties that are included in Level 2 of the valuation hierarchy.

•    Options: We hold long exchange-traded options that are included in Level 1 of the valuation hierarchy.

•
Private equity: Generally, the valuation of private equity investments owned by our consolidated venture capital fund or by us directly (regarding an investment in a private equity fund focused exclusively on the energy sector) requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such investments. Private equity investments are valued initially at cost. The carrying values of private equity investments are adjusted either up or down from cost to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through ongoing review in accordance with our valuation policies and procedures. A variety of factors are reviewed and monitored to assess positive and negative changes in valuation, including current operating performance and future expectations of investee companies, industry valuations of comparable public companies, changes in market outlooks, and the third party financing environment over time. In determining valuation adjustments resulting from the investment review process, particular emphasis is placed on current company performance and market conditions. For these reasons, which make the fair value of private equity investments unobservable, equity investments are included in Level 3 of the valuation hierarchy. We also invest in a third-party venture capital fund in which fair value is based on our capital account balance provided by the partnership and is included in Level 3 of the valuation hierarchy. If private equity investments owned by our consolidated venture capital fund become publicly traded, they are included in Level 1 of the valuation hierarchy. Also, if they contain trading restrictions, publicly-traded equity investments are included in Level 2 of the valuation hierarchy until the trading restrictions expire. During the first quarter of 2015, $26,000 was transferred from a Level 3 classification to a Level 1 classification.

•	Securities sold not yet purchased: Securities sold not yet purchased, primarily reflecting short positions in equities and exchange-traded options, are included in Level 1 of the valuation hierarchy.

•
Contingent payment arrangements: Contingent payment arrangements relate to contingent payment liabilities associated with acquisitions in 2010, 2013 and 2014. At each reporting date, we estimate the fair values of the contingent consideration expected to be paid based upon probability-weighted AUM and revenue projections, using unobservable market data inputs, which are included in Level 3 of the valuation hierarchy.

Index

The change in carrying value associated with Level 3 financial instruments carried at fair value, classified as private equity investments and trading equity securities, is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands)

Balance as of beginning of period	$50,854	$53,006	$58,926	$52,081
Transfer out	—	(1,607)	(26)	(1,607)
Purchases	—	—	198	2,821
Sales	—	—	(18,042)	(1,121)
Realized gains (losses), net	—	—	4,920	721
Unrealized (losses) gains, net	(1,268)	2,250	3,610	754
Balance as of end of period	$49,586	$53,649	$49,586	$53,649

Transfers into and out of all levels of the fair value hierarchy are reflected at end-of-period fair values. Realized and unrealized gains and losses on Level 3 financial instruments are recorded in investment gains and losses in the condensed consolidated statements of income. Approximately one-third of the Level 3 investments are private equity investments owned by our consolidated venture capital fund, of which we own 10% and non-controlling interests own 90%.

Quantitative information about private equity Level 3 fair value measurements as of September 30, 2015 and December 31, 2014 is as follows:

	Fair value as of September 30, 2015	Valuation Technique	Unobservable Input	Range
	(in thousands)
Private Equity:
Technology, Media and Telecommunications	$10,115	Market comparable companies	Revenue multiple	2.1 - 5.3
			Marketability discount	30%

Also, as of September 30, 2015, we have an investment in a private equity fund focused exclusively on the energy sector (fair value of $6.5 million) that is classified as Level 3. This investment’s valuation is based on a market approach, considering recent transactions of the fund and the industry.

	Fair value as of December 31, 2014	Valuation Technique	Unobservable Input	Range
	(in thousands)
Private Equity:
Technology, Media and Telecommunications	$20,112	Market comparable companies	Revenue multiple	2.0 - 3.5
			Discount rate	18%
			Discount years	2.0 years

In addition, as of December 31, 2014, there are two investments (with a combined fair value of $0.2 million) in the Healthcare and Clean-tech category that are classified as Level 3. The first investment is valued based on liquidation value and the second investment is a warrant valued using the Black-Scholes option valuation model. Also, we have an investment in a private

Index

equity fund focused exclusively on the energy sector (fair value of $7.5 million) that is classified as Level 3. This investment’s valuation is based on a market approach, considering recent transactions of the fund and the industry.
The significant unobservable inputs used in the fair value measurement of the reporting entities’ venture capital securities in the Technology, Media and Telecommunications areas are enterprise value to revenue multiples and a discount to account for liquidity and various risk factors. Significant increases (decreases) in the enterprise value to revenue multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in the discount would result in a significantly lower (higher) fair value measurement.
One of our private equity investments is a venture capital fund (fair value of $32.8 million and unfunded commitment of $2.9 million as of September 30, 2015) that invests in communications, consumer, digital media, healthcare and information technology markets. In addition, one of the investments included in our consolidated private equity fund (fair value of $0.1 million and no unfunded commitment as of September 30, 2015) is a venture capital fund investing in clean energy, resource and energy efficiency and other sustainable industries. The fair value of each of these investments has been estimated using the capital account balances provided by the partnerships. The interests in these partnerships cannot be redeemed.
The change in carrying value associated with Level 3 financial instruments carried at fair value, classified as contingent payment arrangements, is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands)

Balance as of beginning of period	$42,032	$46,924	$42,436	$38,205
Addition	—	450	—	9,366
Accretion	443	476	1,328	1,117
Payments	(3,658)	(948)	(4,947)	(1,786)
Balance as of end of period	$38,817	$46,902	$38,817	$46,902

Quantitative information about these Level 3 fair value measurements as of September 30, 2015 and December 31, 2014 is as follows:

Our three acquisition-related contingent consideration liabilities (with a combined fair value of $38.8 million as of September 30, 2015 and $42.4 million as of December 31, 2014) currently are valued using projected AUM growth rates with a weighted average of 46%, revenue growth rates with a weighted average of 71%, and discount rates ranging between 3% (when using a cost of debt assumption) and 18% (when using a cost of capital assumption).

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the nine months ended September 30, 2015 or during the year ended December 31, 2014.

12.	Commitments and Contingencies

Legal Proceedings

With respect to all significant litigation matters, we consider the likelihood of a negative outcome.  If we determine the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, we record an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and we are able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, we disclose that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, we disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

Index

During the first quarter of 2012, we received a legal letter of claim (“Letter of Claim”) sent on behalf of Philips Pension Trustees Limited and Philips Electronics U.K. Limited (“Philips”), a former pension fund client, alleging that AllianceBernstein Limited (one of our subsidiaries organized in the U.K.) was negligent and failed to meet certain applicable standards of care with respect to the initial investment in, and management of, a £500 million portfolio of U.S. mortgage-backed securities. Philips has alleged damages ranging between $177 million and $234 million, plus compound interest on an alleged $125 million of realized losses in the portfolio. On January 2, 2014, Philips filed a claim form (“Claim”) in the High Court of Justice in London, England, which formally commenced litigation with respect to the allegations in the Letter of Claim.

We believe that any losses to Philips resulted from adverse developments in the U.S. housing and mortgage market that precipitated the financial crisis in 2008 and not from any negligence or other failure or malfeasance on our part. We believe that we have strong defenses to these claims, which are set forth in our October 12, 2012 response to the Letter of Claim and our June 27, 2014 Statement of Defence in response to the Claim, and intend to defend this matter vigorously.

In addition to the Claim discussed immediately above, we are involved in various other matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege significant damages.

In management’s opinion, an adequate accrual has been made as of September 30, 2015 to provide for any probable losses regarding any litigation matters for which we can reasonably estimate an amount of loss. It is reasonably possible that we could incur additional losses pertaining to these matters, but currently we cannot estimate any such additional losses.

Management, after consultation with legal counsel, currently believes that the outcome of any individual matter that is pending or threatened, or all of them combined, will not have a material adverse effect on our results of operations, financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any individual matter that is pending or threatened, or all of them combined, will have a material adverse effect on our results of operation, financial condition or liquidity in any future reporting period.

13.	Units Outstanding

Changes in limited partnership units outstanding during the nine-month period ended September 30, 2015 were as follows:

Outstanding as of December 31, 2014	273,040,452
Options exercised	526,201
Units issued	246,949
Units retired	(3,783,562)
Balance as of September 30, 2015	270,030,040

During the first nine months of 2015, we purchased 25,991 AB Units in private transactions and retired them.

14.	Debt

As of September 30, 2015 and December 31, 2014, AB had $357.0 million and $489.0 million, respectively, in commercial paper outstanding with weighted average interest rates of approximately 0.3% for both periods. The commercial paper is short term in nature, and as such, recorded value is estimated to approximate fair value (and considered a Level 2 security in the fair value hierarchy). Average daily borrowings of commercial paper during the first nine months of 2015 and the full year 2014 were $407.9 million and $335.0 million, respectively, with weighted average interest rates of approximately 0.3% and 0.2%, respectively.

15.	Changes in Capital

Changes in capital during the nine-month period ended September 30, 2015 were as follows:

Index

	Partners’ Capital Attributable to AB Unitholders	Non-Controlling Interests In Consolidated Entities	Total Capital
	(in thousands)

Balance as of December 31, 2014	$4,085,465	$30,396	$4,115,861
Comprehensive income:
Net income	425,539	4,879	430,418
Other comprehensive income, net of tax:
Unrealized (losses) on investments	(922)	—	(922)
Foreign currency translation adjustments	(13,283)	(97)	(13,380)
Changes in employee benefit related items	639	—	639
Comprehensive income	411,973	4,782	416,755

Distributions to General Partner and unitholders	(461,956)	—	(461,956)
Distributions from non-controlling interests	—	(10,159)	(10,159)
Purchases of AB Units	(802)	—	(802)
Compensation-related transactions	(78,489)	—	(78,489)
Other	2,314	—	2,314
Balance as of September 30, 2015	$3,958,505	$25,019	$3,983,524

Changes in capital during the nine-month period ended September 30, 2014 were as follows:

	Partners’ Capital Attributable to AB Unitholders	Non-Controlling Interests In Consolidated Entities	Total Capital
	(in thousands)

Balance as of December 31, 2013	$4,027,486	$42,240	$4,069,726
Comprehensive income:
Net income	392,958	(2,690)	390,268
Other comprehensive income, net of tax:
Unrealized gains on investments	644	—	644
Foreign currency translation adjustments	(8,932)	(50)	(8,982)
Changes in employee benefit related items	(2,429)	—	(2,429)
Comprehensive income	382,241	(2,740)	379,501

Distributions to General Partner and unitholders	(433,917)	—	(433,917)
Distributions to non-controlling interests	—	(11,375)	(11,375)
Purchases of AB Units	(1,375)	—	(1,375)
Compensation-related transactions	23,269	—	23,269
Other	(129)	—	(129)
Balance as of September 30, 2014	$3,997,575	$28,125	$4,025,700

Deferred taxes are not recognized on foreign currency translation adjustments for foreign subsidiaries, which have earnings that are considered permanently invested outside the United States.

Index

16.	Acquisitions

Acquisitions are accounted for under ASC 805, Business Combinations.

On June 20, 2014, we acquired an approximate 82% ownership interest in CPH Capital Fondsmaeglerselskab A/S (“CPH”), a Danish asset management firm that managed approximately $3 billion in global core equity assets for institutional investors, for a cash payment of $64.4 million and a contingent consideration payable of $9.4 million. The excess of the purchase price over the fair value of identifiable assets acquired resulted in the recognition of $58.1 million of goodwill. We recorded $24.1 million of definite-lived intangible assets relating to separately-managed account relationships and $3.5 million of indefinite-lived intangible assets relating to an acquired fund’s investment contract. We also recorded redeemable non-controlling interest of $16.5 million relating to the fair value of the portion of CPH we do not own.

Index

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Our total assets under management (“AUM”) as of September 30, 2015 were $462.9 billion, down $22.2 billion, or 4.6%, compared to June 30, 2015, and down $10.1 billion, or 2.1%, compared to September 30, 2014. During the third quarter of 2015, AUM decreased primarily as a result of market depreciation of $19.6 billion and net outflows of $2.4 billion (Retail outflows of $1.6 billion and Institutional outflows of $0.9 billion, offset by Private Wealth Management inflows of $0.1 billion). During the twelve months ended September 30, 2015, AUM decreased primarily as a result of market depreciation of $13.7 billion, offset by net inflows of $4.1 billion (Institutional inflows of $7.5 billion, offset by Retail outflows of $3.3 billion and Private Wealth Management outflows of $0.1 billion).
Institutional AUM decreased $8.8 billion, or 3.6%, to $235.4 billion during the third quarter of 2015, primarily due to market depreciation of $7.8 billion and net outflows of $0.9 billion. Gross sales decreased 72.4% sequentially from $14.2 billion during the second quarter of 2015 to $3.9 billion during the third quarter of 2015. However, redemptions and terminations decreased 85.6% sequentially from $9.3 billion to $1.3 billion.
Retail AUM decreased $10.4 billion, or 6.4%, to $152.6 billion during the third quarter of 2015, primarily due to market depreciation of $8.6 billion and net outflows of $1.6 billion. Gross sales decreased 13.6% sequentially from $9.1 billion during the second quarter of 2015 to $7.9 billion during the third quarter of 2015. However, redemptions and terminations decreased 8.0% sequentially from $9.7 billion to $8.8 billion.
Private Wealth Management AUM decreased $3.0 billion, or 3.9%, to $74.9 billion during the third quarter of 2015, primarily due to market depreciation of $3.2 billion, offset by net inflows of $0.1 billion. Gross sales decreased 23.4% sequentially from $1.5 billion during the second quarter of 2015 to $1.1 billion during the third quarter of 2015. However, redemptions and terminations decreased 40.7% sequentially from $0.4 billion to $0.3 billion.
Bernstein Research Services revenue for the third quarter of 2015 was $127.1 million, up $14.9 million, or 13.3%, compared to the third quarter of 2014 as a result of positive growth across all regions, particularly within the U.S.
Net revenues for the third quarter of 2015 decreased $11.0 million, or 1.5%, to $738.7 million from $749.7 million in the third quarter of 2014. The most significant contributors to the decrease were lower distribution revenues of $10.1 million, lower base fees of $9.2 million and higher investment losses of $4.0 million, offset by higher Bernstein Research Services revenue of $14.9 million. Operating expenses for the third quarter of 2015 decreased $8.4 million, or 1.4%, to $596.6 million from $605.0 million in the third quarter of 2014. The decrease was primarily due to lower promotion and servicing of $11.3 million, offset by higher real estate charges of $2.7 million. Our operating income decreased $2.6 million, or 1.8%, to $142.1 million from $144.7 million and our operating margin decreased to 19.6% (23.5% on an adjusted basis) in the third quarter of 2015 from 19.9% (23.8% on an adjusted basis) in the third quarter of 2014.

Index

Assets Under Management

Assets under management by distribution channel are as follows:

	As of September 30,
	2015	2014	$ Change	% Change
	(in billions)

Institutions	$235.4	$236.8	$(1.4)	(0.6)%
Retail	152.6	162.0	(9.4)	(5.8)
Private Wealth Management	74.9	74.2	0.7	1.0
Total	$462.9	$473.0	$(10.1)	(2.1)

Assets under management by investment service are as follows:

	As of September 30,
	2015	2014	$ Change	% Change
	(in billions)
Equity
Actively Managed	$105.1	$112.3	$(7.2)	(6.4)%
Passively Managed(1)	45.2	49.6	(4.4)	(8.9)
Total Equity	150.3	161.9	(11.6)	(7.2)

Fixed Income
Actively Managed
Taxable	210.5	220.8	(10.3)	(4.7)
Tax–exempt	32.7	31.1	1.6	5.4
	243.2	251.9	(8.7)	(3.4)

Passively Managed(1)	10.5	10.0	0.5	5.7
Total Fixed Income	253.7	261.9	(8.2)	(3.1)

Other(2)	58.9	49.2	9.7	19.7
Total	$462.9	$473.0	$(10.1)	(2.1)

(1)Includes index and enhanced index services.
(2)Includes multi-asset solutions and services and certain alternative investments.

Index

Changes in assets under management for the three-month, nine-month and twelve-month periods ended September 30, 2015 are as follows:

	Distribution Channel
	Institutions	Retail	Private Wealth Management	Total
	(in billions)

Balance as of June 30, 2015	$244.2	$163.0	$77.9	$485.1
Long-term flows:
Sales/new accounts	3.9	7.9	1.1	12.9
Redemptions/terminations	(1.3)	(8.8)	(0.3)	(10.4)
Cash flow/unreinvested dividends	(3.5)	(0.7)	(0.7)	(4.9)
Net long-term (outflows) inflows	(0.9)	(1.6)	0.1	(2.4)
AUM adjustment(3)	—	(0.2)	—	(0.2)
Transfers	(0.1)	—	0.1
Market (depreciation)	(7.8)	(8.6)	(3.2)	(19.6)
Net change	(8.8)	(10.4)	(3.0)	(22.2)
Balance as of September 30, 2015	$235.4	$152.6	$74.9	$462.9

Balance as of December 31, 2014	$237.0	$161.5	$75.5	$474.0
Long-term flows:
Sales/new accounts	25.4	27.7	4.1	57.2
Redemptions/terminations	(13.1)	(27.5)	(1.4)	(42.0)
Cash flow/unreinvested dividends	(4.5)	(2.2)	(2.8)	(9.5)
Net long-term inflows (outflows)	7.8	(2.0)	(0.1)	5.7
AUM adjustment(3)	0.1	(0.3)	0.2	—
Transfers	(0.3)	(0.1)	0.4	—
Market (depreciation)	(9.2)	(6.5)	(1.1)	(16.8)
Net change	(1.6)	(8.9)	(0.6)	(11.1)
Balance as of September 30, 2015	$235.4	$152.6	$74.9	$462.9

Balance as of September 30, 2014	$236.8	$162.0	$74.2	$473.0
Long-term flows:
Sales/new accounts	30.2	36.9	5.3	72.4
Redemptions/terminations	(15.3)	(35.9)	(2.3)	(53.5)
Cash flow/unreinvested dividends	(7.4)	(4.3)	(3.1)	(14.8)
Net long-term inflows (outflows)	7.5	(3.3)	(0.1)	4.1
AUM adjustments(3)	0.1	(0.8)	0.2	(0.5)
Transfers	(0.2)	(0.3)	0.5	—
Market (depreciation) appreciation	(8.8)	(5.0)	0.1	(13.7)
Net change	(1.4)	(9.4)	0.7	(10.1)
Balance as of September 30, 2015	$235.4	$152.6	$74.9	$462.9

(1)Includes index and enhanced index services.
(2)Includes multi-asset solutions and services and certain alternative investments.

(3)	Represents adjustments to reported AUM for reporting methodology changes that do not represent inflows or outflows.

Index

	Investment Service
	Equity Actively Managed	Equity Passively Managed(1)	Fixed Income Actively Managed - Taxable	Fixed Income Actively Managed - Tax- Exempt	Fixed Income Passively Managed(1)	Other(2)	Total
	(in billions)

Balance as of June 30, 2015	$115.4	$50.3	$215.1	$32.5	$10.0	$61.8	$485.1
Long-term flows:
Sales/new accounts	4.6	0.2	5.9	0.9	0.3	1.0	12.9
Redemptions/terminations	(3.3)	(0.2)	(5.4)	(0.7)	(0.1)	(0.7)	(10.4)
Cash flow/unreinvested dividends	(1.0)	(1.1)	(2.7)	(0.2)	0.3	(0.2)	(4.9)
Net long-term inflows (outflows)	0.3	(1.1)	(2.2)	—	0.5	0.1	(2.4)
AUM adjustment(3)	—	—	—	(0.2)	—	—	(0.2)
Market (depreciation) appreciation	(10.6)	(4.0)	(2.4)	0.4	—	(3.0)	(19.6)
Net change	(10.3)	(5.1)	(4.6)	0.2	0.5	(2.9)	(22.2)
Balance as of September 30, 2015	$105.1	$45.2	$210.5	$32.7	$10.5	$58.9	$462.9

Balance as of December 31, 2014	$112.5	$50.4	$219.4	$31.6	$10.1	$50.0	$474.0
Long-term flows:
Sales/new accounts	12.7	0.5	27.3	3.6	0.5	12.6	57.2
Redemptions/terminations	(10.7)	(0.3)	(26.4)	(2.2)	(0.4)	(2.0)	(42.0)
Cash flow/unreinvested dividends	(4.4)	(1.9)	(3.2)	(0.7)	0.3	0.4	(9.5)
Net long-term (outflows) inflows	(2.4)	(1.7)	(2.3)	0.7	0.4	11.0	5.7
AUM adjustment(3)	0.1	—	—	(0.1)	—	—	—
Market (depreciation) appreciation	(5.1)	(3.5)	(6.6)	0.5	—	(2.1)	(16.8)
Net change	(7.4)	(5.2)	(8.9)	1.1	0.4	8.9	(11.1)
Balance as of September 30, 2015	$105.1	$45.2	$210.5	$32.7	$10.5	$58.9	$462.9

Index

	Investment Service
	Equity Actively Managed	Equity Passively Managed(1)	Fixed Income Actively Managed - Taxable	Fixed Income Actively Managed - Tax- Exempt	Fixed Income Passively Managed(1)	Other(2)	Total
	(in billions)

Balance as of September 30, 2014	$112.3	$49.6	$220.8	$31.1	$10.0	$49.2	$473.0
Long-term flows:
Sales/new accounts	16.0	0.7	36.4	4.7	0.6	14.0	72.4
Redemptions/terminations	(15.0)	(0.4)	(31.7)	(3.0)	(0.5)	(2.9)	(53.5)
Cash flow/unreinvested dividends	(5.9)	(2.7)	(6.4)	(0.8)	0.5	0.5	(14.8)
Net long-term (outflows) inflows	(4.9)	(2.4)	(1.7)	0.9	0.6	11.6	4.1
AUM adjustments(3)	—	—	(0.3)	(0.1)	—	(0.1)	(0.5)
Market (depreciation) appreciation	(2.3)	(2.0)	(8.3)	0.8	(0.1)	(1.8)	(13.7)
Net change	(7.2)	(4.4)	(10.3)	1.6	0.5	9.7	(10.1)
Balance as of September 30, 2015	$105.1	$45.2	$210.5	$32.7	$10.5	$58.9	$462.9

(1)Includes index and enhanced index services.
(2)Includes multi-asset solutions and services and certain alternative investments.

(3)	Represents adjustments to reported AUM for reporting methodology changes that do not represent inflows or outflows.

Index

Average assets under management by distribution channel and investment service are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015	2014	$ Change	% Change	2015	2014	$ Change	% Change
	(in billions)				(in billions)
Distribution Channel:
Institutions	$240.8	$240.2	$0.6	0.2%	$244.1	$233.1	$11.0	4.7%
Retail	158.6	164.4	(5.8)	(3.5)	161.6	158.5	3.1	2.0
Private Wealth Management	76.8	74.4	2.4	3.3	77.2	73.1	4.1	5.5
Total	$476.2	$479.0	$(2.8)	(0.6)	$482.9	$464.7	$18.2	3.9
Investment Service:
Equity Actively Managed	$111.2	$114.3	$(3.1)	(2.7)%	$113.4	$110.5	$2.9	2.6%
Equity Passively Managed(1)	48.3	50.1	(1.8)	(3.5)	49.8	49.2	0.6	1.3
Fixed Income Actively Managed – Taxable	212.9	225.7	(12.8)	(5.7)	219.9	218.9	1.0	0.4
Fixed Income Actively Managed – Tax-exempt	32.7	30.7	2.0	6.3	32.5	30.2	2.3	7.7
Fixed Income Passively Managed(1)	10.3	9.9	0.4	4.3	10.2	9.6	0.6	5.3
Other (2)	60.8	48.3	12.5	26.0	57.1	46.3	10.8	23.5
Total	$476.2	$479.0	$(2.8)	(0.6)	$482.9	$464.7	$18.2	3.9

(1)Includes index and enhanced index services.
(2)Includes multi-asset solutions and services and certain alternative investments.

Our Institutional channel third quarter average AUM of $240.8 billion increased $0.6 billion, or 0.2%, compared to the third quarter of 2014; however, our Institutional AUM decreased $1.4 billion, or 0.6%, to $235.4 billion for the twelve month period ended September 30, 2015. The $1.4 billion decrease in AUM for that twelve month period primarily resulted from market depreciation of $8.8 billion (of which $7.8 billion occurred in the third quarter of 2015), offset by net inflows of $7.5 billion.
Our Retail channel third quarter average AUM of $158.6 billion decreased $5.8 billion, or 3.5%, compared to the third quarter of 2014, primarily due to our Retail AUM decreasing $9.4 billion, or 5.8%, to $152.6 billion for the twelve month period ended September 30, 2015. The $9.4 billion decrease in AUM for that twelve month period primarily resulted from market depreciation of $5.0 billion ($8.6 billion of market depreciation occurred in the third quarter of 2015) and net outflows of $3.3 billion.
Our Private Wealth Management channel third quarter average AUM of $76.8 billion increased $2.4 billion, or 3.3%, compared to the third quarter of 2014, primarily due to our Private Wealth Management AUM increasing $0.7 billion, or 1.0%, to $74.9 billion for the twelve month period ended September 30, 2015. The $0.7 billion increase in AUM for that twelve month period primarily resulted from transfers of assets from the Institutional and Retail channels of $0.5 billion and market appreciation of $0.1 billion (although $3.2 billion of market depreciation occurred in the third quarter of 2015).

Index

Absolute investment composite returns, gross of fees, and relative performance as of September 30, 2015 compared to benchmarks for certain representative Institutional equity and fixed income services are as follows:

	1-Year	3-Year	5-Year
Global High Income - Hedged (fixed income)
Absolute return	(3.1)%	4.0%	6.3%
Relative return (vs. Barclays Global High Yield Index - Hedged)	(1.1)	(0.2)	(0.2)
Global Fixed Income (fixed income)
Absolute return	(3.6)	(2.9)	1.1
Relative return (vs. CITI WLD GV BD-USD/JPM GLBL BD)	0.3	—	1.3
Intermediate Municipal Bonds (fixed income)
Absolute return	2.1	1.8	2.9
Relative return (vs. Lipper Short/Int. Blended Muni Fund Avg)	1.1	0.6	0.7
U.S. Strategic Core Plus (fixed income)
Absolute return	3.1	2.5	3.8
Relative return (vs. Barclays U.S. Aggregate Index)	0.2	0.7	0.7
Emerging Market Debt (fixed income)
Absolute return	(5.7)	(0.4)	3.9
Relative return (vs. JPM EMBI Global/JPM EMBI)	(3.8)	(0.9)	(0.5)
Global Plus (fixed income)
Absolute return	(3.2)	(1.6)	1.2
Relative return (vs. Barclays Global Aggregate Index)	—	—	0.4
Emerging Markets Value
Absolute return	(19.7)	(5.4)	(5.3)
Relative return (vs. MSCI EM Index)	(0.4)	(0.2)	(1.7)
Global Strategic Value
Absolute return	(4.0)	13.4	7.5
Relative return (vs. MSCI ACWI Index)	2.6	6.4	0.7
U.S. Small & Mid Cap Value
Absolute return	0.8	14.9	12.8
Relative return (vs. Russell 2500 Value Index)	3.2	3.9	1.3
U.S. Strategic Value
Absolute return	(5.4)	14.5	11.5
Relative return (vs. Russell 1000 Value Index)	(1.0)	2.9	(0.8)
Growth & Income
Absolute return	0.5	13.0	14.7
Relative return (vs. Russell 1000 Value Index)	4.9	1.4	2.4
U.S. Small Cap Growth
Absolute return	(2.1)	10.8	14.9
Relative return (vs. Russell 2000 Growth Index)	(6.1)	(2.0)	1.6
U.S. Large Cap Growth
Absolute return	10.2	17.7	16.7
Relative return (vs. Russell 1000 Growth Index)	7.0	4.1	2.3
U.S. Small & Mid Cap Growth
Absolute return	0.3	12.1	14.8
Relative return (vs. Russell 2500 Growth Index)	(3.1)	(1.7)	0.8
Select U.S. Equity
Absolute return	0.7	13.4	14.9
Relative return (vs. S&P 500 Index)	1.3	1.0	1.6
Strategic Equities (inception June 30, 2012)
Absolute return	3.3	14.1	N/A
Relative return (vs. All Cap Index)	4.0	1.7	N/A

Index

Consolidated Results of Operations

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015	2014	$ Change	% Change	2015	2014	$ Change	% Change
	(in thousands, except per unit amounts)				(in thousands, except per unit amounts)

Net revenues	$738,693	$749,748	$(11,055)	(1.5)%	$2,294,001	$2,218,014	$75,987	3.4%
Expenses	596,642	605,040	(8,398)	(1.4)	1,833,814	1,799,963	33,851	1.9
Operating income	142,051	144,708	(2,657)	(1.8)	460,187	418,051	42,136	10.1
Income taxes	10,146	9,410	736	7.8	29,769	27,783	1,986	7.1
Net income	131,905	135,298	(3,393)	(2.5)	430,418	390,268	40,150	10.3
Net (loss) income of consolidated entities attributable to non-controlling interests	(3,071)	(4,500)	1,429	(31.8)	4,879	(2,690)	7,569	n/m
Net income attributable to AB Unitholders	$134,976	$139,798	$(4,822)	(3.4)	$425,539	$392,958	32,581	8.3

Diluted net income per AB Unit	$0.49	$0.51	$(0.02)	(3.9)	$1.54	$1.44	$0.10	6.9

Distributions per AB Unit	$0.50	$0.51	$(0.01)	(2.0)	$1.55	$1.45	$0.10	6.9

Operating margin (1)	19.6%	19.9%			19.8%	19.0%

(1)Operating income excluding net (loss) income attributable to non-controlling interests as a percentage of net revenues.

Net income attributable to AB Unitholders for the three months ended September 30, 2015 decreased $4.8 million, or 3.4%, from the three months ended September 30, 2014. The decrease was due to (in millions):

Higher Bernstein Research Services revenue	$14.9
Lower promotion and services expenses	11.3
Lower distribution revenues	(10.1)
Lower base advisory fees	(9.2)
Higher investment losses	(4.0)
Higher real estate charges	(2.7)
Lower other revenues	(1.9)
Lower performance-based fees	(1.0)
Higher income tax expense	(0.7)
Other	(1.4)
$(4.8)

Index

Net income attributable to AB Unitholders for the nine months ended September 30, 2015 increased $32.6 million, or 8.3%, from the nine months ended September 30, 2014. The increase was due to (in millions):

Higher base advisory fees	$57.4
Higher Bernstein Research Services revenue	20.9
Higher employee compensation and benefits expenses	(29.8)
Lower distribution revenues	(5.6)
Lower performance-based fees	(5.0)
Lower other revenues	(4.7)
Higher general and administrative expenses (excluding real estate charges)	(2.1)
Other	1.5
$32.6

Real Estate Charges

During 2010, we performed a comprehensive review of our real estate requirements in New York in connection with our workforce reductions, which commenced in 2008. As a result, during 2010 we decided to sub-lease over 380,000 square feet in New York (all of this space has been sublet) and consolidate our New York-based employees into two office locations from three. During the third quarter of 2012, in an effort to further reduce our global real estate footprint, we completed a comprehensive review of our worldwide office locations and began implementing a global space consolidation plan. As a result, our intention is to sub-lease approximately 510,000 square feet of office space (in excess of 90% of this space has been sublet), more than 70% of which is New York office space (in addition to the 380,000 square foot space reduction in 2010), with the remainder consisting of office space in England, Australia and various U.S. locations.

During the first nine months of 2015, we recorded pre-tax real estate charges of $1.2 million, resulting from a change in estimates related to previously recorded real estate charges.

Units Outstanding

Each quarter, we implement plans to repurchase AB Holding Units pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). A Rule 10b5-1 plan allows a company to repurchase its shares at times when it otherwise might be prevented from doing so because of self-imposed trading blackout periods or because it possesses material non-public information. Each broker we select has the authority under the terms and limitations specified in the plan to repurchase AB Holding Units on our behalf in accordance with the terms of the plan. Repurchases are subject to regulations promulgated by the SEC as well as certain price, market volume and timing constraints specified in the plan. The plan adopted during the third quarter of 2015 expired at the close of business on October 21, 2015. We may adopt additional Rule 10b5-1 plans in the future to engage in open-market purchases of AB Holding Units to help fund anticipated obligations under our incentive compensation award program and for other corporate purposes.

Cash Distributions

AB is required to distribute all of its Available Cash Flow, as defined in the AB Partnership Agreement, to its Unitholders and to the General Partner. Available Cash Flow typically is the adjusted diluted net income per unit for the quarter multiplied by the number of general and limited partnership interests at the end of the quarter. In future periods, management anticipates that Available Cash Flow will continue to be based on adjusted diluted net income per unit, unless management determines that one or more non-GAAP adjustments that are made for adjusted net income should not be made with respect to the Available Cash Flow calculation. See Note 4 to the condensed consolidated financial statements contained in Item 1 for a description of Available Cash Flow.

Index

Management Operating Metrics

We are providing the non-GAAP measures “adjusted net revenues”, “adjusted operating income” and “adjusted operating margin” because they are the principal operating metrics management uses in evaluating and comparing period-to-period operating performance. Management principally uses these metrics in evaluating performance because they present a clearer picture of our operating performance and allow management to see long-term trends without the distortion primarily caused by long-term incentive compensation-related mark-to-market adjustments, real estate consolidation charges and other adjustment items. Similarly, we believe that these management operating metrics help investors better understand the underlying trends in our results and, accordingly, provide a valuable perspective for investors.

These non-GAAP measures are provided in addition to, and not as substitutes for, net revenues, operating income and operating margin, and they may not be comparable to non-GAAP measures presented by other companies. Management uses both accounting principles generally accepted in the United States of America (“US GAAP”) and non-GAAP measures in evaluating our financial performance. The non-GAAP measures alone may pose limitations because they do not include all of our revenues and expenses.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands)

Net revenues, US GAAP basis	$738,693	$749,748	$2,294,001	$2,218,014
Exclude:
Long-term incentive compensation-related investment (gains)	5,273	1,646	2,485	(3,066)
Long-term incentive compensation-related dividends and interest	(130)	(145)	(416)	(479)
90% of consolidated venture capital fund investment losses (gains)	2,829	4,374	(5,558)	2,233
Distribution-related payments	(96,690)	(107,859)	(299,654)	(308,469)
Amortization of deferred sales commissions	(12,359)	(11,234)	(37,471)	(29,517)
Pass-through fees and expenses	(11,425)	(10,168)	(35,840)	(28,129)
Adjusted net revenues	$626,191	$626,362	$1,917,547	$1,850,587

Operating income, US GAAP basis	$142,051	$144,708	$460,187	$418,051
Exclude:
Long-term incentive compensation-related items	226	555	368	738
Real estate (credits) charges	1,682	(980)	1,219	457
Acquisition-related expenses	—	366	—	2,682
Sub-total of non-GAAP adjustments	1,908	(59)	1,587	3,877
Less: Net income (loss) of consolidated entities attributable to non-controlling interests	(3,071)	(4,500)	4,879	(2,690)
Adjusted operating income	$147,030	$149,149	$456,895	$424,618

Adjusted operating margin	23.5%	23.8%	23.8%	22.9%

Adjusted operating income for the three months ended September 30, 2015 decreased $2.1 million, or 1.4%, from the three months ended September 30, 2014, primarily due to lower investment advisory base fees of $10.4 million, higher investment losses of $2.0 million and higher employee compensation expense (excluding the impact of long-term incentive compensation-related items) of $4.5 million, offset by higher Bernstein Research Services revenue of $14.9 million. Adjusted operating income for the nine months ended September 30, 2015 increased $32.3 million, or 7.6%, from the nine months ended September 30, 2014, primarily due to higher investment advisory base fees of $50.2 million and higher Bernstein Research Services revenue of $20.9 million, offset by higher employee compensation expense (excluding the impact of long-term incentive compensation-related items) of $38.0 million.

Index

Adjusted Net Revenues

Adjusted net revenues exclude investment gains and losses and dividends and interest on employee long-term incentive compensation-related investments, and 90% of the investment gains and losses of our consolidated venture capital fund attributable to non-controlling interests. In addition, adjusted net revenues offset distribution-related payments to third parties as well as amortization of deferred sales commissions against distribution revenues. We believe offsetting net revenues by distribution-related payments is useful for our investors and other users of our financial statements because such presentation appropriately reflects the nature of these costs as pass-through payments to third parties who perform functions on behalf of our sponsored mutual funds and/or shareholders of these funds. We offset amortization of deferred sales commissions against net revenues because such costs, over time, essentially offset our distribution revenues. We also exclude additional pass-through expenses we incur (primarily through our transfer agency) that are reimbursed and recorded as fees in revenues. These fees have no impact on operating income, but they do have an impact on our operating margin. As such, we exclude these fees from adjusted net revenues.

Adjusted Operating Income

Adjusted operating income represents operating income on a US GAAP basis excluding (1) the impact on net revenues and compensation expense of the investment gains and losses (as well as the dividends and interest) associated with employee long-term incentive compensation-related investments, (2) real estate charges (credits), (3) acquisition-related expenses and (4) the net income or loss of consolidated entities attributable to non-controlling interests.

Prior to 2009, a significant portion of employee compensation was in the form of employee long-term incentive compensation awards that were notionally invested in AB investment services and generally vested over a period of four years. AB economically hedged the exposure to market movements by purchasing and holding these investments on its balance sheet. All such investments had vested as of year-end 2012 and the investments have been distributed to the participants, except for those investments with respect to which the participant elected a long-term deferral. Fluctuation in the value of these investments is recorded within investment gains and losses on the income statement and also impacts compensation expense. Management believes it is useful to reflect the offset achieved from economically hedging the market exposure of these investments in the calculation of adjusted operating income and adjusted operating margin. The non-GAAP measures exclude gains and losses and dividends and interest on employee long-term incentive compensation-related investments included in revenues and compensation expense.

Real estate charges (credits) have been excluded because they are not considered part of our core operating results when comparing financial results from period to period and to industry peers.

Acquisition-related expenses, primarily severance and professional fees incurred as a result of acquisitions in the fourth quarter of 2013 and the second quarter of 2014, have been excluded because they are not considered part of our core operating results when comparing results from period to period and to industry peers.

Most of the net income or loss of consolidated entities attributable to non-controlling interests relates to the 90% limited partner interests held by third parties in our consolidated venture capital fund. We own a 10% limited partner interest in the fund. Because we are the general partner of the venture capital fund and are deemed to have a controlling interest, US GAAP requires us to consolidate the financial results of the fund. However, recognizing 100% of the gains or losses in operating income while only retaining 10% is not reflective of our underlying financial results at the operating income level. As a result, we exclude the 90% limited partner interests we do not own from our adjusted operating income. Similarly, net income of joint ventures attributable to non-controlling interests, although not significant, is excluded because it does not reflect the economic interest attributable to AB.

Adjusted Operating Margin

Adjusted operating margin allows us to monitor our financial performance and efficiency from period to period without the volatility noted above in our discussion of adjusted operating income and to compare our performance to industry peers on a basis that better reflects our performance in our core business. Adjusted operating margin is derived by dividing adjusted operating income by adjusted net revenues.

Index

Net Revenues

The components of net revenues are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015	2014	$ Change	% Change	2015	2014	$ Change	% Change
	(in thousands)				(in thousands)
Investment advisory and services fees:
Institutions:
Base fees	$102,550	$105,918	$(3,368)	(3.2)%	$318,756	$307,581	$11,175	3.6%
Performance-based fees	1,038	1,224	(186)	(15.2)	10,065	6,140	3,925	63.9
	103,588	107,142	(3,554)	(3.3)	328,821	313,721	15,100	4.8
Retail:
Base fees	210,568	222,292	(11,724)	(5.3)	644,530	628,222	16,308	2.6
Performance-based fees	(866)	476	(1,342)	n/m	8,184	11,797	(3,613)	(30.6)
	209,702	222,768	(13,066)	(5.9)	652,714	640,019	12,695	2.0
Private Wealth Management:
Base fees	171,345	165,440	5,905	3.6	512,680	482,730	29,950	6.2
Performance-based fees	1,651	1,153	498	43.2	1,983	7,265	(5,282)	(72.7)
	172,996	166,593	6,403	3.8	514,663	489,995	24,668	5.0
Total:
Base fees	484,463	493,650	(9,187)	(1.9)	1,475,966	1,418,533	57,433	4.0
Performance-based fees	1,823	2,853	(1,030)	(36.1)	20,232	25,202	(4,970)	(19.7)
	486,286	496,503	(10,217)	(2.1)	1,496,198	1,443,735	52,463	3.6

Bernstein Research Services	127,065	112,147	14,918	13.3	375,021	354,129	20,892	5.9
Distribution revenues	105,365	115,513	(10,148)	(8.8)	326,399	332,041	(5,642)	(1.7)
Dividend and interest income	5,459	4,744	715	15.1	16,220	13,523	2,697	19.9
Investment gains (losses)	(10,326)	(6,278)	(4,048)	64.5	5,555	(4,891)	10,446	n/m
Other revenues	25,647	27,589	(1,942)	(7.0)	76,660	81,362	(4,702)	(5.8)
Total revenues	739,496	750,218	(10,722)	(1.4)	2,296,053	2,219,899	76,154	3.4
Less: Interest expense	803	470	333	70.9	2,052	1,885	167	8.9
Net revenues	$738,693	$749,748	$(11,055)	(1.5)	$2,294,001	$2,218,014	$75,987	3.4

Investment Advisory and Services Fees

Investment advisory and services fees are the largest component of our revenues. These fees generally are calculated as a percentage of the value of AUM as of a specified date, or as a percentage of the value of average AUM for the applicable billing period, and vary with the type of investment service, the size of account and the total amount of assets we manage for a particular client. Accordingly, fee income generally increases or decreases as AUM increase or decrease and is affected by market appreciation or depreciation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchases and redemptions of mutual fund shares, shifts of assets between accounts or products with different fee structures, and acquisitions. Our average basis points realized (investment advisory and services

Index

fees divided by average AUM) generally approximate 50 to 70 basis points for actively managed equity services, 15 to 50 basis points for actively managed fixed income services and 5 to 20 basis points for passively managed services. Average basis points realized for other services could range from 5 basis points for certain Institutional asset allocation services to over 100 basis points for certain Retail and Private Wealth Management alternative services.

We calculate AUM using established market-based valuation methods and fair valuation (non-observable market) methods. Market-based valuation methods include:  last sale/settle prices from an exchange for actively-traded listed equities, options and futures; evaluated bid prices from recognized pricing vendors for fixed income, asset-backed or mortgage-backed issues; mid prices from recognized pricing vendors and brokers for credit default swaps; and quoted bids or spreads from pricing vendors and brokers for other derivative products.  Fair valuation methods include: discounted cash flow models, evaluation of assets versus liabilities or any other methodology that is validated and approved by our Valuation Committee (see paragraph immediately below for more information regarding our Valuation Committee). Fair valuation methods are used only where AUM cannot be valued using market-based valuation methods, such as in the case of private equity or illiquid securities. Investments utilizing fair valuation methods comprise an insignificant amount of our total AUM.

The Valuation Committee, which is composed of senior officers and employees, is responsible for overseeing the pricing and valuation of all investments held in client and AB portfolios. The Valuation Committee has adopted a Statement of Pricing Policies describing principles and policies that apply to pricing and valuing investments held in these portfolios. We also have a Pricing Group, which reports to the Valuation Committee, and is responsible for overseeing the pricing process for all investments.

We sometimes charge our clients performance-based fees. In these situations, we charge a base advisory fee and are eligible to earn an additional performance-based fee or incentive allocation that is calculated as either a percentage of absolute investment results or a percentage of investment results in excess of a stated benchmark over a specified period of time. Some performance-based fees include a high-watermark provision, which generally provides that if a client account underperforms relative to its performance target (whether absolute or relative to a specified benchmark), it must gain back such underperformance before we can collect future performance-based fees. Therefore, if we fail to achieve our performance target for a particular period, we will not earn a performance-based fee for that period and, for accounts with a high-watermark provision, our ability to earn future performance-based fees will be impaired. We are eligible to earn performance-based fees on approximately 10% of the assets we manage for institutional clients and approximately 4% of the assets we manage for private wealth clients (in total, approximately 6% of our AUM).

For the three months ended September 30, 2015, our investment advisory and services fees decreased by $10.2 million, or 2.1%, from the three months ended September 30, 2014, primarily due to a $9.2 million, or 1.9%, decrease in base fees, which primarily resulted from a 0.6% decrease in average AUM. For the nine months ended September 30, 2015, our investment advisory and service fees increased by $52.5 million, or 3.6%, from the nine months ended September 30, 2014, primarily due to a $57.4 million, or 4.0%, increase in base fees, which primarily resulted from a 3.9% increase in average AUM. The increase in base fees was partially offset by a $4.9 million decrease in performance-based fees.

Institutional investment advisory and services fees for the three months ended September 30, 2015 decreased by $3.6 million, or 3.3%, from the three months ended September 30, 2014, primarily due to a $3.4 million, or 3.2%, decrease in base fees. Average AUM was essentially flat, but base fees were unfavorably impacted by decreases in actively managed equity and fixed income AUM. Institutional investment advisory and services fees for the nine months ended September 30, 2015 increased by $15.1 million, or 4.8%, from the nine months ended September 30, 2014, primarily due to an $11.2 million, or 3.6%, increase in base fees, which primarily resulted from a 4.7% increase in average AUM. Additionally, our performance-based fees increased $3.9 million compared to the nine months ended September 30, 2014.

Retail investment advisory and services fees for the three months ended September 30, 2015 decreased by $13.1 million, or 5.9%, from the three months ended September 30, 2014, primarily due to an $11.7 million, or 5.3%, decrease in base fees, which primarily resulted from a 3.5% decrease in average AUM. Retail investment advisory and services fees for the nine months ended September 30, 2015 increased by $12.7 million, or 2.0%, from the nine months ended September 30, 2014, primarily due to a $16.3 million, or 2.6%, increase in base fees, which primarily resulted from a 2.0% increase in average AUM. The increase in base fees was partially offset by a $3.6 million decrease in performance-based fees.

Private Wealth Management investment advisory and services fees for the three months ended September 30, 2015 increased by $6.4 million, or 3.8%, from the three months ended September 30, 2014, primarily as a result of a $5.9 million, or 3.6%, increase in base fees, which primarily resulted from an increase in average billable AUM of 4.0%. Private Wealth Management investment advisory and services fees for the nine months ended September 30, 2015 increased by $24.7 million, or 5.0%, from the nine months ended September 30, 2014, primarily as a result of a $30.0 million, or 6.2%, increase in base fees, which primarily resulted

Index

from an increase in average billable AUM of 6.4%. The increase in base fees was partially offset by a $5.3 million decrease in performance-based fees.

Bernstein Research Services

Bernstein Research Services revenue consists principally of equity commissions received for providing equity research and brokerage-related services to institutional investors.

Revenues from Bernstein Research Services for the three and nine months ended September 30, 2015 increased $14.9 million, or 13.3%, and $20.9 million, or 5.9%, respectively, compared to the corresponding periods in 2014. In the three months ended September 30, 2015, all regions saw positive growth, particularly within the U.S. The increase year-to-date was the result of strong growth in the U.S. and Asia, partially offset by weaker results and currency effects in Europe.

Distribution Revenues

Two of our subsidiaries, AllianceBernstein Investments and AllianceBernstein (Luxembourg) S.A., act as distributors and/or placing agents of company-sponsored mutual funds and receive distribution services fees from certain of those funds as partial reimbursement of the distribution expenses they incur. Period-over-period fluctuations of distribution revenues typically are in line with fluctuations of the corresponding average AUM of these mutual funds.

Distribution revenues for the three and nine months ended September 30, 2015 decreased $10.1 million, or 8.8%, and $5.6 million, or 1.7%, respectively, compared to the corresponding periods in 2014, while the corresponding average AUM of these mutual funds decreased 6.3% and 1.3%, respectively. For the three months ended September 30, 2015, average AUM of non B-shares and C-shares mutual funds (which have lower distribution fees rates than B-share and C-share mutual funds) decreased 6.4%, while average AUM of B-share and C-share mutual funds decreased by 5.3%.

Dividend and Interest Income and Interest Expense

Dividend and interest income consists primarily of investment income and interest earned on customer margin balances and U.S. Treasury Bills. Interest expense principally reflects interest accrued on cash balances in customers’ brokerage accounts. Dividend and interest income, net of interest expense, for the three and nine months ended September 30, 2015 increased $0.4 million, or 8.9%, and $2.5 million, or 21.7%, respectively, compared to the corresponding periods in 2014, primarily due to higher broker-dealer related activity.

Investment Gains (Losses)

Investment gains (losses) consist primarily of realized and unrealized investment gains or losses on: (i) employee long-term incentive compensation-related investments, (ii) investments owned by our consolidated venture capital fund, (iii) U.S. Treasury Bills, (iv) market-making in exchange-traded options and equities, (v) seed capital investments and (vi) derivatives. Investments gains (losses) also include realized gains or losses on the sale of seed capital investments classified as available-for-sale securities and equity in earnings of proprietary investments in limited partnership hedge funds that we sponsor and manage.

Index

Investment gains (losses) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands)
Long-term incentive compensation-related investments
Realized gains (losses)	$(104)	$327	$3,638	$3,079
Unrealized gains (losses)	(5,170)	(1,973)	(6,124)	(12)

Consolidated private equity fund investments
Realized gains (losses)
Non-public investments	—	—	1,983	—
Public investments	—	397	—	7,052
Unrealized gains (losses)
Non-public investments	(2,267)	396	2,079	2,513
Public investments	(876)	(5,654)	2,113	(12,046)

Seed capital investments
Realized gains (losses)
Seed capital	10,075	4,129	22,555	14,242
Derivatives	20,780	(4,911)	9,750	(23,409)
Unrealized gains (losses)
Seed capital	(34,213)	(6,011)	(36,080)	968
Derivatives	2,952	9,331	10,401	8,363

Brokerage-related investments
Realized gains (losses)	(1,579)	7,169	(4,969)	1,193
Unrealized gains (losses)	76	(9,478)	209	(6,834)
	$(10,326)	$(6,278)	$5,555	$(4,891)

Other Revenues

Other revenues consist of fees earned for transfer agency services provided to company-sponsored mutual funds, fees earned for administration and recordkeeping services provided to company-sponsored mutual funds and the general accounts of AXA and its subsidiaries, and other miscellaneous revenues. Other revenues for the three and nine months ended September 30, 2015 decreased $1.9 million, or 7.0%, and $4.7 million, or 5.8%, respectively, compared to the corresponding periods in 2014, primarily due to lower shareholder servicing fees.

Index

Expenses

The components of expenses are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015	2014	$ Change	% Change	2015	2014	$ Change	% Change
	(in thousands)				(in thousands)

Employee compensation and benefits	$317,560	$317,259	$301	0.1%	$981,527	$951,764	$29,763	3.1%
Promotion and servicing:
Distribution-related payments	96,690	107,859	(11,169)	(10.4)	299,654	308,469	(8,815)	(2.9)
Amortization of deferred sales commissions	12,359	11,234	1,125	10.0	37,471	29,517	7,954	26.9
Other	52,789	54,054	(1,265)	(2.3)	167,508	166,635	873	0.5
	161,838	173,147	(11,309)	(6.5)	504,633	504,621	12	—
General and administrative:
General and administrative	107,996	107,967	29	—	323,421	321,367	2,054	0.6
Real estate (credits) charges	1,682	(980)	2,662	n/m	1,219	457	762	166.7
	109,678	106,987	2,691	2.5	324,640	321,824	2,816	0.9
Contingent payment arrangements	443	476	(33)	(6.9)	1,328	1,117	211	18.9
Interest	712	620	92	14.8	2,302	2,169	133	6.1
Amortization of intangible assets	6,411	6,551	(140)	(2.1)	19,384	18,468	916	5.0
Total	$596,642	$605,040	$(8,398)	(1.4)	$1,833,814	$1,799,963	$33,851	1.9

Employee Compensation and Benefits

Employee compensation and benefits consist of base compensation (including salaries and severance), annual short-term incentive compensation awards (cash bonuses), annual long-term incentive compensation awards, commissions, fringe benefits and other employment costs (including recruitment, training, temporary help and meals).

Compensation expense as a percentage of net revenues was 43.0% and 42.3% for the three months ended September 30, 2015 and 2014, respectively. For the nine months ended September 30, 2015 and 2014, compensation expense as a percentage of net revenues was 42.8% and 42.9%, respectively. Compensation expense generally is determined on a discretionary basis and is primarily a function of our firm’s financial performance. Amounts are awarded to help us achieve our key compensation goals of attracting, motivating and retaining top talent, by providing awards for the past year’s performance and providing incentives for future performance, while also helping ensure that our firm’s Unitholders receive an appropriate return on their investment. Senior management, with the approval of the Compensation Committee of the Board of Directors of AllianceBernstein Corporation (“Compensation Committee”), periodically confirms that the appropriate metric to consider in determining the amount of incentive compensation is the ratio of adjusted employee compensation and benefits expense to adjusted net revenues. Adjusted net revenues used in the adjusted compensation ratio are the same as the adjusted net revenues presented as a non-GAAP measure (discussed earlier in this MD&A). Adjusted employee compensation and benefits expense is total employee compensation and benefits expense minus other employment costs such as recruitment, training, temporary help and meals (which were 1.5% and 1.3%, respectively, of adjusted net revenues for the three and nine months ended September 30, 2015, and were 1.3% and 1.2%, respectively, of adjusted net revenues for the three and nine months ended September 30, 2014), and excludes the impact of mark-to-market vesting expense, as well as dividends and interest expense, associated with employee long-term incentive compensation-

Index

related investments. Senior management, with the approval of the Compensation Committee, also established as an objective that adjusted employee compensation and benefits expense generally should not exceed 50% of our adjusted net revenues, except in unexpected or unusual circumstances. Our ratio of adjusted compensation expense as a percentage of adjusted revenues was 50.0% for the three and nine months ended September 30, 2015. Our ratios of adjusted compensation expense as a percentage of adjusted revenues were 49.5% and 50.0%, respectively, for the three and nine months ended September 30, 2014.

For the three months ended September 30, 2015, employee compensation and benefits expense increased $0.3 million, or 0.1%, compared to the three months ended September 30, 2014, primarily due to lower commissions of $5.2 million, partially offset by higher base compensation of $3.5 million and higher incentive compensation of $1.7 million. For the nine months ended September 30, 2015, employee compensation and benefits expense increased $29.8 million, or 3.1%, compared to the nine months ended September 30, 2014, primarily due to higher incentive compensation of $25.1 million and higher base compensation of $13.7 million, partially offset by lower commissions of $11.7 million.

Promotion and Servicing

Promotion and servicing expenses include distribution-related payments to financial intermediaries for distribution of AB mutual funds and amortization of deferred sales commissions paid to financial intermediaries for the sale of back-end load shares of AB mutual funds. Also included in this expense category are costs related to travel and entertainment, advertising and promotional materials.

Promotion and servicing expenses decreased $11.3 million, or 6.5%, during the three months ended September 30, 2015 compared to the three months ended September 30, 2014. The decrease was primarily the result of lower distribution-related payments of $11.2 million. Promotion and servicing expenses were essentially flat during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

General and Administrative

General and administrative expenses include portfolio services expenses, technology expenses, professional fees and office-related expenses (occupancy, communications and similar expenses). General and administrative expenses as a percentage of net revenues were 14.8% and 14.3% for the three months ended September 30, 2015 and 2014, respectively. General and administrative expenses increased $2.7 million, or 2.5%, during the third quarter of 2015 compared to the same period in 2014, primarily due to higher real estate charges of $2.7 million. General and administrative expenses as a percentage of net revenues were 14.2% and 14.5% for the nine months ended September 30, 2015 and 2014, respectively. General and administrative expenses increased $2.8 million, or 0.9%, during the first nine months of 2015 compared to the same period in 2014, primarily due to higher portfolio services expense of $8.0 million and higher technology expenses of $2.8 million, partially offset by lower other miscellaneous expenses of $4.0 million and lower office-related expenses of $3.3 million.

Contingent Payment Arrangements

Contingent payment arrangements reflect changes in estimates of contingent payment liabilities associated with acquisitions in previous periods, as well as accretion expense of these liabilities. There were no changes in estimates during the first nine months of 2015 and 2014.

Income Taxes

AB, a private limited partnership, is not subject to federal or state corporate income taxes, but is subject to a 4.0% New York City unincorporated business tax (“UBT”). Our domestic corporate subsidiaries are subject to federal, state and local income taxes, and generally are included in the filing of a consolidated federal income tax return. Separate state and local income tax returns also are filed. Foreign corporate subsidiaries generally are subject to taxes in the jurisdictions where they are located.

Income tax expense for the three months ended September 30, 2015 increased $0.7 million, or 7.8%, compared to the three months ended September 30, 2014. The increase is due to a higher effective tax rate in the current quarter of 7.1%, compared to 6.5% in the third quarter of 2014, partially offset by lower pre-tax income. Income tax expense for the nine months ended September 30, 2015 increased $2.0 million, or 7.1%, compared to the nine months ended September 30, 2014. The increase is due to higher pre-tax income, partially offset by a lower effective tax rate of 6.5%, compared to 6.6% in the first nine months of 2014.

Index

Net Income (Loss) of Consolidated Entities Attributable to Non-Controlling Interests

Net income (loss) of consolidated entities attributable to non-controlling interests primarily consists of limited partner interests owned by other investors representing 90% of the total limited partner interests in our consolidated venture capital fund. During the first nine months of 2015, we had $4.9 million of net income of consolidated entities attributable to non-controlling interests, which primarily resulted from a $6.2 million net investment gain attributable to our consolidated venture capital fund (of which 90% belongs to non-controlling interests) and management fees of $1.1 million.

CAPITAL RESOURCES AND LIQUIDITY

During the first nine months of 2015, net cash provided by operating activities was $804.3 million, compared to $445.5 million during the corresponding 2014 period. The change primarily is due to a smaller decrease in broker-dealer related payables (net of receivables and segregated U.S. Treasury bills activity) of $99.8 million, lower seed capital and broker-dealer purchases (net of redemptions) of $94.8 million, higher cash provided by net income of $63.8 million and an increase in accrued compensation and benefits of $60.8 million.

During the first nine months of 2015, net cash used in investing activities was $12.9 million, compared to $80.5 million during the corresponding 2014 period. The decrease primarily resulted from the purchase of a business, net of cash acquired, during 2014 of $60.6 million.

During the first nine months of 2015, net cash used in financing activities was $683.2 million, compared to $329.8 million during the corresponding 2014 period. The change reflects net repayments of commercial paper of $132.8 million in 2015 compared to net issuances of $90.9 million in 2014, higher repurchases of AB Holding Units of $95.0 million, lower proceeds from bank loans of $40.0 million and higher distributions to the General Partner and unitholders of $28.0 million as a result of higher earnings (distributions on earnings are paid one quarter in arrears), offset by an increase in overdrafts payable of $39.2 million.

As of September 30, 2015, AB had $654.7 million of cash and cash equivalents, all of which is available for liquidity, but consists primarily of cash on deposit for our broker-dealers to comply with various customer clearing activities and cash held by foreign subsidiaries for which a permanent investment election for U.S. tax purposes is taken. If the cash held at our foreign subsidiaries of $481.6 million, which includes cash on deposit for our foreign broker-dealers, is repatriated to the U.S., we would be required to accrue and pay U.S. income taxes on these funds, based on the unremitted amount. We currently intend to permanently reinvest these earnings outside the U.S.

Debt and Credit Facilities

As of September 30, 2015 and December 31, 2014, AB had $357.0 million and $489.0 million, respectively, in commercial paper outstanding with weighted average interest rates of approximately 0.3% for both periods. The commercial paper is short term in nature, and as such, recorded value is estimated to approximate fair value (and considered a Level 2 security in the fair value hierarchy). Average daily borrowings of commercial paper during the first nine months of 2015 and the full year 2014 were $407.9 million and $335.0 million, respectively, with weighted average interest rates of approximately 0.3% and 0.2%, respectively.

AB has a $1.0 billion committed, unsecured senior revolving credit facility (“Credit Facility”) with a group of commercial banks and other lenders. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million; any such increase is subject to the consent of the affected lenders. The Credit Facility is available for AB’s and SCB LLC’s business purposes, including the support of AB’s $1.0 billion commercial paper program. Both AB and SCB LLC can draw directly under the Credit Facility and management may draw on the Credit Facility from time to time. AB has agreed to guarantee the obligations of SCB LLC under the Credit Facility.

The Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. As of September 30, 2015, we were in compliance with these covenants. The Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender’s commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender’s commitments would automatically terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by us from time to time until the maturity of the facility. Voluntary prepayments and commitment reductions requested by us are permitted at any time without fee (other than customary breakage costs relating to the prepayment of any drawn loans) upon proper notice and subject to a minimum dollar

Index

requirement. Borrowings under the Credit Facility bear interest at a rate per annum, which will be, at our option, a rate equal to an applicable margin, which is subject to adjustment based on the credit ratings of AB, plus one of the following indexes: London Interbank Offered Rate; a floating base rate; or the Federal Funds rate.

On October 22, 2014, as part of an amendment and restatement, the maturity date of the Credit Facility was extended from January 17, 2017 to October 22, 2019. There were no other significant changes included in the amendment.

As of September 30, 2015 and December 31, 2014, we had no amounts outstanding under the Credit Facility. During the first nine months of 2015 and the full year 2014, we did not draw upon the Credit Facility.

In addition, SCB LLC has five uncommitted lines of credit with four financial institutions. Two of these lines of credit permit us to borrow up to an aggregate of approximately $200 million, with AB named as an additional borrower, while three lines have no stated limit. As of September 30, 2015 and December 31, 2014, SCB LLC had no bank loans outstanding. Average daily borrowings of bank loans during the first nine months of 2015 and full year 2014 were $4.8 million and $5.5 million, respectively, with weighted average interest rates of approximately 1.2% and 1.1%, respectively.

Our financial condition and access to public and private debt markets should provide adequate liquidity for our general business needs. Management believes that cash flow from operations and the issuance of debt and AB Units or AB Holding Units will provide us with the resources we need to meet our financial obligations. See “Cautions Regarding Forward-Looking Statements”.

COMMITMENTS AND CONTINGENCIES

AB’s capital commitments, which consist primarily of operating leases for office space, generally are funded from future operating cash flows.

During 2009, we entered into a subscription agreement, under which we committed to invest up to $35.0 million, as amended in 2011, in a venture capital fund over a six-year period. As of September 30, 2015, we had funded $32.1 million of this commitment.

During 2010, as general partner of AllianceBernstein U.S. Real Estate L.P. (“Real Estate Fund”), we committed to invest $25.0 million in the Real Estate Fund. As of September 30, 2015, we had funded $19.0 million of this commitment. During 2014 and 2015, as general partner of AllianceBernstein U.S. Real Estate II L.P. (“Real Estate Fund II”), we committed to invest $25.0 million in the Real Estate Fund II. As of September 30, 2015, we had funded $1.4 million of this commitment.

During 2012, we entered into an investment agreement under which we committed to invest up to $8.0 million in an oil and gas fund over a three-year period. As of September 30, 2015, we had funded $6.1 million of this commitment.

See Note 12 for discussion of contingencies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated financial statements and notes to condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

There have been no updates to our critical accounting estimates from those disclosed in “Management’s Discussion and Analysis of Financial Condition” in our Form 10-K for the fiscal year ended December 31, 2014.

ACCOUNTING PRONOUNCEMENTS

See Note 2 to AB’s condensed consolidated financial statements contained in Item 1.

CAUTIONS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements provided by management in this report and in the portion of AB’s Form 10-Q attached hereto as Exhibit 99.1 are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of these factors include, but are not limited to, the following: the performance of financial markets, the investment performance of sponsored investment products and separately-managed accounts, general economic conditions, industry trends, future acquisitions, integration of acquired companies, competitive conditions and government regulations, including changes in tax regulations and rates and the manner in

Index

which the earnings of publicly-traded partnerships are taxed. We caution readers to carefully consider such factors. Further, these forward-looking statements speak only as of the date on which such statements are made; we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. For further information regarding these forward-looking statements and the factors that could cause actual results to differ, see “Risk Factors” in Part I, Item 1A of our Form 10-K for the year ended December 31, 2014 and Part II, Item 1A in this Form 10-Q. Any or all of the forward-looking statements that we make in our Form 10-K, this Form 10-Q, other documents we file with or furnish to the SEC, and any other public statements we issue, may turn out to be wrong. It is important to remember that other factors besides those listed in “Risk Factors” and those listed below also could affect adversely our revenues, financial condition, results of operations and business prospects.

The forward-looking statements referred to in the preceding paragraph, most of which directly affect AB but also affect AB Holding because AB Holding’s principal source of income and cash flow is attributable to its investment in AB, include statements regarding:

•
Our belief that the cash flow AB Holding realizes from its investment in AB will provide AB Holding with the resources it needs to meet its financial obligations: AB Holding’s cash flow is dependent on the quarterly cash distributions it receives from AB. Accordingly, AB Holding’s ability to meet its financial obligations is dependent on AB’s cash flow from its operations, which is subject to the performance of the capital markets and other factors beyond our control.

•
Our financial condition and ability to access the public and private capital markets providing adequate liquidity for our general business needs: Our financial condition is dependent on our cash flow from operations, which is subject to the performance of the capital markets, our ability to maintain and grow client assets under management and other factors beyond our control. Our ability to access public and private capital markets on reasonable terms may be limited by adverse market conditions, our firm’s credit ratings, our profitability and changes in government regulations, including tax rates and interest rates.

•
The outcome of litigation: Litigation is inherently unpredictable, and excessive damage awards do occur. Though we have stated that we do not expect certain pending legal proceedings to have a material adverse effect on our results of operations, financial condition or liquidity, any settlement or judgment with respect to a pending or future legal proceeding could be significant, and could have such an effect.

•
The possibility that we will engage in open market purchases of AB Holding Units to help fund anticipated obligations under our incentive compensation award program: The number of AB Holding Units AB may decide to buy in future periods, if any, to help fund incentive compensation awards depends on various factors, some of which are beyond our control, including the fluctuation in the price of an AB Holding Unit (NYSE: AB) and the availability of cash to make these purchases.

•
Our determination that adjusted employee compensation expense should not exceed 50% of our adjusted net revenues:  Aggregate employee compensation reflects employee performance and competitive compensation levels.  Fluctuations in our revenues and/or changes in competitive compensation levels could result in adjusted employee compensation expense exceeding 50% of our adjusted net revenues.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in AB’s market risk from the information provided under “Quantitative and Qualitative Disclosures About Market Risk” in Part II, Item 7A of AB's Form 10-K for the year ended December 31, 2014.
.

Item 4.	Controls and Procedures

Disclosure Controls and Procedures

AB maintains a system of disclosure controls and procedures designed to ensure that information required to be disclosed in our reports under the Exchange Act is (i) recorded, processed, summarized and reported in a timely manner, and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to permit timely decisions regarding our disclosure.

As of the end of the period covered by this report, management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of

Index

the disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the third quarter of 2015 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.